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DEREK M. WINOKUR

derek.winokur@dechert.com +1 (212) 698-3860 Direct +1 (212) 698-0660 Fax
December 17, 2009
VIA EDGAR AND FEDERAL EXPRESS
Mellissa Duru, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-3628

RE:	USA Technologies, Inc. (the “Company”) Response Letter dated December 7, 2009 submitted by Shareholder Advocates for Value Enhancement
Dear Ms. Duru:
     This letter is submitted on behalf of the Shareholder Advocates for Value Enhancement (the “Committee”) in response to the comment raised by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 11, 2009 (the “Comment Letter”), commenting on the response letter dated December 7, 2009 submitted on behalf of the Committee.
     For your convenience, the Staff’s comment is set forth in this letter in bold and is followed by the Committee’s response.
     The Committee’s response to the Staff’s comment set forth in the Comment Letter is as follows:
1.	We refer to response 9 in your letter dated December 7, 2009. While your response provides support for the correlation between strong corporate governance and the enhancement of shareholder value, you have not provided support for your assertion that your particular candidates will be capable of yielding such results. Accordingly, in
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Securities and Exchange Commission December 17, 2009 Page 2 of 2
future filings refrain from asserting as factual, a link between the election of your particular candidates and the enhancement of shareholder value. Please clarify in future filings that any such statements are an opinion or belief and set forth the basis for your opinion. Further, please include disclosure explicitly clarifying that there can be no assurance that a vote for your candidates will result in the enhancement of shareholder value.
     Response:
     We respectfully acknowledge the Staff’s comment. In view of the Staff’s comment, we will clarify, as requested, any such statements about our particular candidates that are included in future filings.
* * *
     We very much appreciate the Staff’s review of this filing. If you have any questions, please feel free to contact me at (212) 698-3860. Thank you for your cooperation and attention to this matter.
Sincerely,
Derek M. Winokur